UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 15, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 15, 2020, regarding signing of a binding termsheet to transfer Inteltek shares.

Istanbul, January 15, 2020

Announcement Regarding the Signing of a Binding Termsheet to Transfer Inteltek Shares

Our Company’s subsidiaries Turktell Bilişim Servisleri A.Ş., Global Bilgi Paz. Dan. ve Çağrı Servisi Hizm. A.Ş. and Turkcell Satış ve Dijital İş Servisleri A.Ş. signed a binding termsheet on January 14, 2020 to transfer their total shareholding of 55% in İnteltek İnternet Teknoloji Yatırım ve Danışmanlık Ticaret A.Ş. (“Inteltek”) including all rights and liabilities to the other shareholder of Inteltek, Intralot Iberia Holding SAU. The respective transaction is expected to be completed within the first half of 2020 once the final share sale and purchase agreement (“SPA”) is signed and necessary legal approvals are obtained. The final value of the transaction will be determined based on IFRS net book value of Inteltek and no material impact is expected on our financial statements.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 15, 2020	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 15, 2020	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer